Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND SIX MONTHS ENDING JUNE 30, 2023

Condensed Interim Consolidated Statements of Financial Position (unaudited, in millions of U.S. dollars)

	June 30,	December 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents (Note 23)	$367.5	$107.0
Investments (Note 6)	41.7	35.3
Trade and other receivables	156.3	136.6
Income tax receivables	61.9	40.0
Inventories (Note 7)	681.8	471.6
Other assets (Note 8)	48.3	13.9
Asset held for sale (Note 10)	44.6	—
	1,402.1	804.4
Non-current assets
Mineral properties, plant and equipment (Note 9)	7,373.4	2,226.4
Long-term inventories (Note 7)	63.1	26.3
Long-term tax receivables	25.9	8.5
Deferred tax assets	69.3	55.9
Long-term investments (Note 11)	—	121.2
Other long-term assets (Note 12)	28.4	5.8
Total assets	$8,962.2	$3,248.5

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 13)	$490.8	$308.0
Provisions (Note 14)	44.3	17.9
Lease obligations (Note 15)	38.8	13.6
Debt (Note 16)	25.0	13.7
Income tax payables	37.4	25.8
Other liabilities	—	1.8
Liabilities relating to asset held for sale (Note 10)	22.0	—
	658.3	380.8
Non-current liabilities
Long-term provisions (Note 14)	536.7	285.3
Deferred tax liabilities	1,163.6	140.3
Long-term lease obligations (Note 15)	57.5	19.5
Long-term debt (Note 16)	1,014.0	180.0
Other long-term liabilities (Note 17)	123.0	41.0
Total liabilities	3,553.1	1,046.9

Equity (Note 18)
Issued capital	5,963.0	3,140.0
Share option reserve	93.6	93.3
Investment revaluation reserve (Note 5c)	(23.8)	(3.0)
Deficit	(1,122.9)	(1,034.8)
Total equity attributable to Company shareholders	4,909.9	2,195.5
Non-controlling interests	499.2	6.1
Total equity	5,409.1	2,201.6
Total liabilities and equity	$8,962.2	$3,248.5
Contingencies (Note 27)
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON AUGUST 9, 2023

"signed"	Gillian Winckler, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	1

Condensed Interim Consolidated Statements of Earnings and Comprehensive Earnings (unaudited, in millions of U.S. dollars and thousands of shares)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenue (Note 24)	$639.9	$340.5	$1,030.2	$780.4
Cost of sales (Note 24)
Production costs (Note 19)	(405.3)	(288.3)	(636.1)	(567.1)
Depreciation and amortization	(150.0)	(74.3)	(223.1)	(158.9)
Royalties	(14.0)	(9.5)	(23.2)	(19.3)
	(569.3)	(372.1)	(882.4)	(745.3)
Mine operating earnings (loss) (Note 24)	70.6	(31.6)	147.8	35.1

General and administrative	(17.5)	(8.4)	(27.9)	(19.1)
Exploration and project development	(6.1)	(4.2)	(7.1)	(7.0)
Mine care and maintenance (Note 20)	(26.9)	(12.3)	(48.9)	(22.0)
Foreign exchange gains (losses)	1.5	(5.1)	2.2	(8.2)
Impairment charges (Note 10)	(42.4)	(99.1)	(42.4)	(99.1)
Derivative gains (Note 5d)	2.1	3.7	5.4	8.1
Mineral properties, plant and equipment losses	(1.9)	(0.5)	(1.7)	(0.7)
(Loss) gains and income from associates (Note 11)	—	—	(0.4)	45.0
Transaction and integration costs (Note 4)	(5.5)	—	(24.4)	—
Other income	2.0	3.7	0.8	4.7
(Loss) earnings from operations	(24.1)	(153.8)	3.4	(63.2)
Investment loss (Note 5b)	(7.9)	(7.6)	(1.0)	(4.8)
Interest and finance expense (Note 21)	(29.7)	(5.3)	(38.9)	(10.5)
Loss before income taxes	(61.7)	(166.7)	(36.5)	(78.5)
Income tax recovery (expense) (Note 25)	14.3	(6.9)	5.6	(18.3)
Net loss	$(47.4)	$(173.6)	$(30.9)	$(96.8)

Net loss attributable to:
Equity holders of the Company	$(46.8)	$(174.0)	$(30.4)	$(97.5)
Non-controlling interests	(0.6)	0.4	(0.5)	0.7
	$(47.4)	$(173.6)	$(30.9)	$(96.8)

Other comprehensive loss, net of taxes
Items that will not be reclassified to net earnings:
Loss on investments (Note 5c)	$(4.4)	$(12.2)	$(21.2)	$(12.2)
Income tax recovery related to investments (Note 25)	—	—	0.4	—
Total other comprehensive loss	$(4.4)	$(12.2)	$(20.8)	$(12.2)
Total comprehensive loss	$(51.8)	$(185.8)	$(51.7)	$(109.0)

Total comprehensive loss attributable to:
Equity holders of the Company	$(51.2)	$(186.2)	$(51.2)	$(109.7)
Non-controlling interests	(0.6)	0.4	(0.5)	0.7
	$(51.8)	$(185.8)	$(51.7)	$(109.0)

Loss per share attributable to common shareholders (Note 22)
Basic loss per share	$(0.13)	$(0.83)	$(0.11)	$(0.46)
Diluted loss per share	$(0.13)	$(0.83)	$(0.11)	$(0.46)
Weighted average shares outstanding (in 000’s) Basic	364,439	210,514	287,985	210,489
Weighted average shares outstanding (in 000’s) Diluted	364,439	210,514	287,985	210,489
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	2

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in millions of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Operating activities
Net loss for the period	$(47.4)	$(173.6)	$(30.9)	$(96.8)
Income tax (recovery) expense (Note 25)	(14.3)	6.9	(5.6)	18.3
Depreciation and amortization	150.0	74.3	223.1	158.9
Loss (gains and income) from associates (Note 11)	—	—	0.4	(45.0)
Impairment charges (Note 10)	42.4	99.1	42.4	99.1
Net realizable value inventory (recovery) expense (Note 19)	(2.8)	62.8	(23.7)	77.2
Accretion on closure and decommissioning provision (Notes 14, 21)	9.9	3.7	15.8	7.4
Investment loss (Note 5b)	7.9	7.6	1.0	4.8
Interest paid	(13.6)	(1.4)	(17.6)	(2.8)
Interest received	5.8	0.7	7.2	0.7
Income taxes paid	(50.5)	(42.4)	(81.2)	(100.7)
Other operating activities (Note 23)	21.3	2.8	21.1	3.1
Net change in non-cash working capital items (Note 23)	8.3	(19.7)	16.3	(34.6)
	$117.0	$20.8	$168.3	$89.6
Investing activities
Payments for mineral properties, plant and equipment	$(113.0)	$(71.8)	$(151.5)	$(133.3)
Cash acquired from Yamana Gold Inc. (Note 4)	—	—	259.5	—
Proceeds from disposition of mineral properties, plant and equipment	5.4	0.1	5.5	7.8
Proceeds from disposal of investments	47.5	0.3	152.8	1.0
Net proceeds from derivatives	7.0	3.0	8.5	5.0
	$(53.1)	$(68.4)	$274.8	$(119.5)
Financing activities
Proceeds from common shares issued	$—	$0.4	$—	$0.7
Distributions to non-controlling interests	4.4	—	4.2	—
Dividends paid	(36.4)	(25.3)	(57.5)	(50.5)
Proceeds from debt (Note 16)	35.0	0.8	300.0	0.8
Repayment of debt (Note 4,16)	(90.4)	(1.1)	(404.1)	(2.0)
Payment of equipment leases	(8.8)	(3.5)	(12.5)	(6.9)
	$(96.2)	$(28.7)	$(169.9)	$(57.9)
Effects of exchange rate changes on cash and cash equivalents	(2.0)	(0.8)	(3.2)	(1.0)
(Decrease) increase in cash and cash equivalents	(34.3)	(77.1)	270.0	(88.8)
Cash and cash equivalents at the beginning of the period	411.3	271.9	107.0	283.6
Cash held for sale (Note 10)	(9.5)	—	(9.5)	—
Cash and cash equivalents at the end of the period	$367.5	$194.8	$367.5	$194.8
Supplemental cash flow information (Note 23).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	3

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in millions of U.S. dollars and thousands of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2021	210,458	$3,136.2	$93.4	$—	$(598.0)	$2,631.6	$4.5	$2,636.1
Total comprehensive loss
Net loss for the year	—	—	—	—	(341.7)	(341.7)	1.6	(340.1)
Other comprehensive loss	—	—	—	(3.0)	—	(3.0)	—	(3.0)
	—	—	—	(3.0)	(341.7)	(344.7)	1.6	(343.1)
Shares issued on the exercise of stock options	80	1.3	(0.3)	—	—	1.0	—	1.0
Shares issued as compensation	144	2.5	—	—	—	2.5	—	2.5
Share-based compensation on option grants	—	—	0.2	—	—	0.2	—	0.2
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(0.4)	(0.4)	—	(0.4)
Dividends paid	—	—	—	—	(94.7)	(94.7)	—	(94.7)
Balance, December 31, 2022	210,682	$3,140.0	$93.3	$(3.0)	$(1,034.8)	$2,195.5	$6.1	$2,201.6
Total comprehensive loss
Net loss for the period	—	—	—	—	(30.4)	(30.4)	(0.5)	(30.9)
Other comprehensive loss	—	—	—	(20.8)	—	(20.8)	—	(20.8)
	—	—	—	(20.8)	(30.4)	(51.2)	(0.5)	(51.7)
Shares issued on the exercise of stock options	—	—	—	—	—	—	—	—
Shares issued as compensation	—	—	—	—	—	—	—	—
The Acquisition (Note 4)	153,758	2,823.0	—	—	—	2,823.0	489.2	3,312.2
Share-based compensation on option grants	—	—	0.3	—	—	0.3	—	0.3
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(0.2)	(0.2)	4.4	4.2
Dividends paid	—	—	—	—	(57.5)	(57.5)	—	(57.5)
Balance, June 30, 2023	364,440	$5,963.0	$93.6	$(23.8)	$(1,122.9)	$4,909.9	$499.2	$5,409.1

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2021	210,458	$3,136.2	$93.4	$—	$(598.0)	$2,631.6	$4.5	$2,636.1
Total comprehensive loss
Net loss for the period	—	—	—	—	(97.5)	(97.5)	0.6	(96.9)
Other comprehensive loss	—	—	—	(12.2)	—	(12.2)	—	(12.2)
	—	—	—	(12.2)	(97.5)	(109.7)	0.6	(109.1)
Shares issued on the exercise of stock options	53	0.9	(0.2)	—	—	0.7	—	0.7
Shares issued as compensation	15	0.3	—	—	—	0.3	—	0.3
Share-based compensation on option grants	—	—	0.1	—	—	0.1	—	0.1
Distributions by subsidiaries to non-controlling interests	—	—	—	—	—	—	—	—
Dividends paid	—	—	—	—	(50.5)	(50.5)	—	(50.5)
Balance, June 30, 2022	210,526	$3,137.4	$93.3	$(12.2)	$(746.0)	$2,472.5	$5.1	$2,477.6
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	4

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
1. NATURE OF OPERATIONS

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American is a British Columbia corporation domiciled in Canada, and its office is at Suite 1440 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6. The Company is listed on the Toronto Stock Exchange (TSX: PAAS) and the New York Stock Exchange (NYSE: PAAS). On April 18, 2023, the Company transferred the listing of its common shares from the NASDAQ to the New York Stock Exchange.
Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that continues to be on care and maintenance pending satisfactory completion of a consultation process led by the Ministry of Energy and Mines in Guatemala. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas.
On March 31, 2023, the Company acquired Yamana Gold Inc. ("Yamana") (Note 4). Yamana was a mid-tier publicly traded precious metals mining company with ownership interests in a diverse portfolio of mines and projects including the following principal mines: Jacobina in Brazil; El Peñon and Minera Florida in Chile; and Cerro Moro in Argentina (the "Acquired Mines"). Yamana's portfolio also included the MARA project in Argentina.
Principal subsidiaries:
The principal subsidiaries, all of which are consolidated, of the Company and their geographic locations at June 30, 2023 were as follows:

Location	Subsidiary	Ownership Interest	Operations and Development Projects Owned
Brazil	Jacobina Mineração e Comércio Ltda.	100%	Jacobina mine (1)
Canada	Lake Shore Gold Corp.	100%	Bell Creek and Timmins West mines (together "Timmins mine")
Chile	Minera Meridian Ltda.	100%	El Peñon mine (1)
	Minera Florida Ltda	100%	Minera Florida mine (1)
	Agua De La Falda S.A.	56.70%	Jeronimo project (1)
	Minera Cavancha SpA.	80%	La Pepa project (1)
Mexico	Plata Panamericana S.A. de C.V.	100%	La Colorada mine
	Compañía Minera Dolores S.A. de C.V.	100%	Dolores mine
Peru	Pan American Silver Huaron S.A.	100%	Huaron mine
	Compañía Minera Argentum S.A.	92%	Morococha mine
	Shahuindo S.A.C.	100%	Shahuindo mine
	La Arena S.A.	100%	La Arena mine
Bolivia	Pan American Silver (Bolivia) S.A.	95%	San Vicente mine
Guatemala	Pan American Silver Guatemala S.A.	100%	Escobal mine
Argentina	Minera Tritón Argentina S.A.	100%	Manantial Espejo & Cap-Oeste Sur Este mines
	Estelar Resources S.A.	100%	Cerro Moro mine (1)
	Minera Joaquin S.R.L.	100%	Joaquin mine
	Minera Agua Rica Alumbrera Ltd.	56.25%	MARA project (1)
	Minera Argenta S.A.	100%	Navidad project
(1)Mines and projects from the Acquisition (Note 4).

PAN AMERICAN SILVER CORP.	5

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
2. BASIS OF PREPARATION

These unaudited condensed interim consolidated financial statements ("Interim Financial Statements") have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended December 31, 2022 (the "2022 Annual Financial Statements") omitted. Accordingly, these Interim Financial Statements should be read in conjunction with the 2022 Annual Financial Statements.
3. MATERIAL ACCOUNTING POLICIES, STANDARDS, AND JUDGMENTS

a)Changes in accounting policies
The accounting policies applied in the preparation of these Interim Financial Statements are consistent with those applied and disclosed in the 2022 Annual Financial Statements with the exception of the mandatory adoption of certain amendments noted below:
Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.
The adoption of this amendment did not have a material impact on the Company.
Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. This amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.
b)Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.
c)Critical Judgments and Estimates
In preparing the Company’s Interim Financial Statements for the three and six months ended June 30, 2023, the Company applied the critical judgments and estimates disclosed in Note 5 of its 2022 Annual Financial Statements and the following critical judgments and estimates in applying accounting policies:
Yamana Acquisition Business Combination
Management has concluded that Yamana constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value.
Yamana Acquisition Fair Value Estimates
Business combinations require time to identify and measure the following as of the acquisition date: 1. The identifiable assets acquired and liabilities assumed; 2. The consideration transferred in exchange for an interest in the acquiree; and 3. The resulting goodwill.
The Company reports provisional amounts if the business combination accounting is incomplete at the end of the reporting period in which the combination occurs. During the measurement period, provisional amounts

PAN AMERICAN SILVER CORP.	6

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
will be adjusted retrospectively to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.
The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.
As at June 30, 2023, the purchase consideration for the acquisition of Yamana has been allocated on a preliminary basis based on management’s best estimates at the time these interim consolidated financial statements were prepared. The Company is continuing its review of estimates of mineral properties, plant and equipment, leases, deferred taxes, closure provisions, litigation provisions, non-controlling interests and goodwill. Changes to these provisional values, if any, are retrospectively adjusted when the final measurements are determined if related to conditions existing at the date of acquisition.
Yamana Acquisition Functional Currency
The Company has determined that Yamana's corporate office and its subsidiaries' functional currencies are USD, as this is the principal currency of the economic environments in which they operate. Transaction amounts denominated in foreign currencies (currencies other than USD) are translated into USD at exchange rates prevailing at the transaction dates. Carrying values of foreign currency monetary assets and liabilities are re-translated at each statement of financial position date to reflect the U.S. exchange rate prevailing at that date.
4. YAMANA ACQUISITION

On March 31, 2023, the Company completed the acquisition of 100% of the issued and outstanding shares of Yamana for consideration of 153.8 million Pan American Common Shares, which were valued at $2.8 billion based on the closing price of the shares on March 30, 2023.
As a result of the Acquisition, the Company received $259.5 million in cash and cash equivalents from Yamana. After this share issuance, Pan American shareholders owned approximately 58%, while former Yamana shareholders owned approximately 42%, of the shares of the combined company. The Company began consolidating the operating results, cash flows and net assets of Yamana from March 31, 2023 onwards.
The Company sought to increase production of silver and gold, expand its mineral reserves, mine life and growth opportunities through the acquisition of Yamana's diverse portfolio of mines and projects, including the following principal mines: Jacobina in Brazil; El Peñon and Minera Florida in Chile; Cerro Moro in Argentina; and MARA project in Argentina.
Total consideration:

Nature of consideration	Shares (in millions)	Consideration
Pan American Shares (1)	153.8	$2,823.0
(1)The Pan American Share consideration value is based on an assumed value of $18.36 per share (based on the closing price of the common shares of Pan American on NASDAQ on March 30, 2023).

PAN AMERICAN SILVER CORP.	7

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Allocation of the purchase price:

Assets acquired
Cash and cash equivalents	$259.5
Investments	59.5
Accounts receivable (1)	20.4
Income tax receivables	19.4
Value added tax receivables	54.0
Inventories	242.0
Mineral properties, plant and equipment	5,273.2
Other assets	59.4
Liabilities assumed
Accounts payable	(215.2)
Income tax payables	(34.8)
Provision for closure and decommissioning liabilities	(238.7)
Litigation provisions	(34.6)
Lease obligations	(65.9)
Debt (2)	(943.1)
Other long-term liabilities	(59.7)
Deferred taxes	(1,083.2)
Net assets acquired	$3,312.2
Non-controlling interests (3)	(489.2)
Net assets attributable to Pan American	$2,823.0
(1)Trade receivables acquired had a fair value of $0.5 million, which was equal to their gross contractual value. Other receivables acquired had a fair value of $19.9 million, which is equal to their gross contractual value. Trade and other receivables are expected to be collected during the next 12 months.
(2)Debt acquired includes: 1. two senior notes with a fair value of $675.2 million (Note 16); 2. a revolving credit facility with a fair value of $205 million; 3. the MARA loan with a fair value of $37.0 million; 4. Construction loans with a fair value of $15.6 million; and 5. Short-term loans with a fair value of $10.3 million.
(3)Non-controlling interests were measured at the proportionate share in the identifiable net assets recognized.
As at June 30, 2023, the allocation of the purchase price has not been finalized. The Company is continuing its review of estimates of mineral properties, plant and equipment, leases, deferred taxes, closure provisions, litigation provisions, non-controlling interests and goodwill but will finalize the allocation of the purchase price no later than twelve months after the acquisition date.
The Company recorded $157.3 million of acquisition-related costs during the year ended December 31, 2022 and another $5.5 million and $24.4 million which were expensed during the three and six months ended June 30, 2023 and were presented as transaction and integration costs.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Transaction related costs	1.8	—	20.7	—
Integration related costs	3.7	—	3.7	—
	5.5	—	24.4	—
Financial and operating results of Yamana are included in the Company's condensed interim consolidated financial statements effective March 31, 2023. During the three and six months ended June 30, 2023, the acquisition of Yamana contributed $303.7 million of revenue and added $12.2 million of net loss.

PAN AMERICAN SILVER CORP.	8

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
5. FINANCIAL INSTRUMENTS

a)Financial assets and liabilities by categories

June 30, 2023	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$367.5	$—	$—	$367.5
Trade receivables from provisional concentrates sales(1)	—	16.6	—	16.6
Receivables not arising from sale of metal concentrates(1)	128.3	—	—	128.3
Investments	—	32.6	9.1	41.7
Derivative assets(2)	—	9.3	—	9.3
	$495.8	$58.5	$9.1	$563.4
Financial Liabilities:
Debt	$1,039.0	$—	$—	$1,039.0
(1)Included in Trade and other receivables.
(2)Included in Other assets.

December 31, 2022	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$107.0	$—	$—	$107.0
Trade receivables from provisional concentrates sales(1)	—	28.7	—	28.7
Receivables not arising from sale of metal concentrates(1)	99.0	—	—	99.0
Investments	—	35.3	—	35.3
Long-term investment(2)	—	—	121.2	121.2
Derivative assets(3)	—	2.9	—	2.9
	$206.0	$66.9	$121.2	$394.1
Financial Liabilities:
Derivative liabilities(3)	$—	$1.8	$—	$1.8
Debt	$193.7	$—	$—	$193.7
(1)Included in Trade and other receivables.
(2)The Company's investment in Maverix Metals Inc. ("Maverix") was sold in January 2023 (Note 11).
(3)Included in Other assets and Other liabilities.
b)Investments recorded at fair value through profit or loss ("FVTPL")
A portion of the Company’s investments are recorded at FVTPL. The losses from investments for the three and six months ended June 30, 2023 and 2022 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Unrealized losses on investments	$(8.8)	$(8.0)	$(1.9)	$(5.5)
Realized gains on investments	0.9	0.4	0.9	0.7
	$(7.9)	$(7.6)	$(1.0)	$(4.8)

PAN AMERICAN SILVER CORP.	9

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
c)Investments recorded at fair value through other comprehensive income ("FVTOCI")
The Company’s long-term investments and a portion of its current investments are recorded at fair value through other comprehensive income ("OCI"). The loss from long-term investments for the three and six months ended June 30, 2023 and 2022 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Unrealized losses on investments	$(1.9)	$(12.2)	$(1.9)	$(12.2)
Realized losses on investments(1)	(2.5)	—	(19.3)	—
	$(4.4)	$(12.2)	$(21.2)	$(12.2)
(1)Excludes income tax recovery of $nil and $0.4 million, recorded through OCI, related to long-term investments for the three and six months ended June 30, 2023, respectively, with no amounts recorded in the comparative periods.
d)Derivative instruments
The Company's derivatives are comprised of foreign currency and commodity contracts. The gains on derivatives for the three and six months ended June 30, 2023 and 2022 were comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Realized gains on derivatives	$7.0	$3.1	$8.5	$5.1
Unrealized (losses) gains on derivatives	(4.9)	0.6	(3.1)	3.0
	$2.1	$3.7	$5.4	$8.1
e)Fair value information
i) Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data.
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At June 30, 2023		At December 31, 2022
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Investments	$41.7	$—	$35.3	$—
Long-term investment(1)	—	—	121.2	—
Trade receivables from provisional concentrate sales	—	16.6	—	28.7
Derivative assets(2)	—	9.3	—	2.9
Derivative liabilities	—	—	—	(1.8)
	$41.7	$25.9	$156.5	$29.8
(1)Comprised of the Company's investment in Maverix (Note 11).
(2)Included in Other assets.
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2022.

PAN AMERICAN SILVER CORP.	10

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
ii) Valuation Techniques
Investments and long-term investments
The Company’s investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily equity securities. The fair value of the equity securities is calculated using the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of foreign currency and commodity contracts which are valued using observable market prices.
Receivables from provisional concentrate sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.
f)Financial instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are:
i)Credit risk
ii)Liquidity risk
iii)Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.
i) Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has concentrate contracts to sell the zinc, lead, copper and silver concentrates produced by the Minera Florida, Huaron, San Vicente and La Colorada mines. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At June 30, 2023, the Company had receivable balances associated with buyers of its concentrates of $16.6 million (December 31, 2022 - $28.7 million). The vast majority of the Company’s concentrate is sold to a limited number of concentrate buyers.
Doré production from Jacobina, El Peñon, Minera Florida, Cerro Morro, La Colorada, Dolores, Manantial Espejo, Shahuindo, La Arena, and Timmins is refined under long-term agreements with fixed refining terms at eleven separate refineries worldwide. The Company generally retains the title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able

PAN AMERICAN SILVER CORP.	11

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At June 30, 2023, the Company had approximately $75.9 million (December 31, 2022 - $37.0 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, and in-transit to refineries. Risk is transferred to the refineries at various stages from mine site to refinery.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value.
Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at June 30, 2023, we had made $11.4 million of supplier advances (December 31, 2022 - $8.9 million), which are reflected in "Trade and other receivables” on the consolidated statements of financial position.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, supplier advances, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii) Liquidity Risk
Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, its expansionary plans and its dividend distributions. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.
As at June 30, 2023, after consideration for the financial assets acquired and liabilities assumed in the Acquisition, the Company continues to maintain its ability to meet its financial obligations as they come due.
iii) Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

PAN AMERICAN SILVER CORP.	12

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
At June 30, 2023, the Company had outstanding positions on its foreign currency exposure of Mexican peso ("MXN"), Peruvian sol ("PEN"), Canadian dollar ("CAD"), Chilean peso ("CLP") and Brazilian real ("BRL") purchases. The Company recorded the following derivative gains and losses on currencies for the three and six months ended June 30, 2023:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Mexican peso gains (losses)	$0.9	$(0.1)	$2.3	$0.4
Peruvian sol gains (losses)	1.2	(0.4)	2.0	1.7
Canadian dollar gains (losses)	1.7	(0.6)	2.2	(0.4)
Chilean peso losses	(2.8)	—	(2.8)	—
Brazilian real gains	0.9	—	0.9	—
	$1.9	$(1.1)	$4.6	$1.7
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The average interest rate earned by the Company during the three and six months ended June 30, 2023 on its cash and investments was 3.38% and 2.62% (2022 - 0.55% and 0.23%, respectively).
At June 30, 2023, the Company had $280.0 million drawn on its SL-Credit Facility bearing an effective interest rate of 6.32% per annum; there were no amounts drawn on this facility during the comparative period (Note 16).
From May 2022 to September 2022, the Company entered into USD denominated promissory notes, which incurred an average interest rate of 5.6% during the three and six months ended June 30, 2023. In June 2021 and May 2022, the Company entered into term loans (the "Loans") for the purpose of certain construction financing (Note 16). The Loans incurred an average interest rate of 3.1% during the three and six months ended June 30, 2023 (2022 - 3.5%).
The Company assumed two senior notes from the Acquisition, which were recorded at fair value using an effective interest rate of 5.52%. (Note 16).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metals.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

PAN AMERICAN SILVER CORP.	13

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
At June 30, 2023, the Company had outstanding derivative positions on its exposure to zinc and diesel. The Company recorded the following derivative gains and losses on commodities for the three and six months ended June 30, 2023:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Zinc gains	—	2.9	$—	$1.8
Diesel gains	—	2.0	—	4.8
Other	$0.2	$(0.1)	0.8	(0.2)
	$0.2	$4.8	$0.8	$6.4
6. INVESTMENTS

	June 30, 2023			December 31, 2022
	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Investments	$41.7	$30.8	$10.9	$35.3	$20.8	$14.5
7. INVENTORIES

Inventories consist of:

	June 30, 2023	December 31, 2022
Concentrate inventory	$21.1	$31.3
Stockpile ore	79.3	31.3
Heap leach inventory and in process	316.3	258.8
Doré and finished inventory	134.9	86.8
Materials and supplies	193.3	89.7
Total inventories	$744.9	$497.9
Less: current portion of inventories	$(681.8)	$(471.6)
Non-current portion of inventories(1)	$63.1	$26.3
(1)Includes $20.1 million (December 31, 2022 - $19.0 million) in supplies at the Escobal mine, which have been classified as non-current pending the restart of operations, as well as $35.7 million (December 31, 2022 - $nil) in stockpile ore not scheduled for processing within the next twelve months at the Company's El Peñon and Jacobina mines.
Total inventories held at net realizable value amounted to $183.4 million at June 30, 2023 (December 31, 2022 – $135.8 million). The company recorded net realizable value recoveries of $2.8 million and $23.7 million for the three and six months ended June 30, 2023 (2022 - write-downs of $62.8 million and $77.2 million, respectively).
8. OTHER ASSETS

Other assets consist of:

	June 30, 2023	December 31, 2022
Insurance prepaids	$9.0	$5.3
Other prepaids	30.0	5.7
Derivative assets	9.3	2.9
	$48.3	$13.9

PAN AMERICAN SILVER CORP.	14

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
9. MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

		June 30, 2023			December 31, 2022
		Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Producing:
Brazil	Jacobina (6)	$1,893.9	$(31.6)	$1,862.3	$—	$—	$—
Chile	El Peñon (6)	707.5	(21.7)	685.8	—	—	—
	Minera Florida (6)	106.3	(6.6)	99.7	—	—	—
Peru	Huaron	236.0	(141.1)	94.9	231.3	(143.2)	88.1
	Shahuindo	666.8	(203.2)	463.6	636.5	(179.4)	457.1
	La Arena	292.1	(154.9)	137.2	286.2	(143.0)	143.2
Mexico	La Colorada	419.2	(215.4)	203.8	403.7	(205.1)	198.6
	Dolores (1)	1,778.7	(1,651.9)	126.8	1,783.7	(1,586.4)	197.3
Argentina	Cerro Moro (6)	145.6	(7.4)	138.2	—	—	—
Bolivia	San Vicente	158.1	(123.7)	34.4	156.3	(119.3)	37.0
Canada	Timmins	376.1	(152.1)	224.0	359.4	(133.1)	226.3
	Other	29.1	(21.3)	7.8	29.6	(21.4)	8.2
		$6,809.4	$(2,730.9)	$4,078.5	$3,886.7	$(2,530.9)	$1,355.8
Non-Producing:
	Land	$29.8	$(1.0)	$28.8	$6.9	$(1.0)	$5.9
Brazil	Jacobina (6)	413.3	—	413.3	—	—	—
Chile	El Peñon (6)	327.7	—	327.7	—	—	—
	Minera Florida (6)	70.0	—	70.0	—	—	—
	Jeronimo (6)	141.6	—	141.6	—	—	—
	Le Pepa (6)	82.8	—	82.8	—	—	—
Peru	La Arena	117.0	—	117.0	117.0	—	117.0
	Morococha (5)	—	—	—	238.8	(158.1)	80.7
	Minefinders (4)	77.2	(37.5)	39.7	77.2	(37.5)	39.7
	La Colorada	107.6	—	107.6	94.7	—	94.7
Argentina	Manantial Espejo (2,5)	518.4	(518.4)	—	518.4	(518.4)	—
	Navidad (3)	566.6	(376.2)	190.4	566.6	(376.1)	190.5
	MARA (6)	1,383.5	(0.3)	1,383.2	—	—	—
Guatemala	Escobal	255.5	(3.2)	252.3	260.4	(3.1)	257.3
Canada	Timmins	63.1	—	63.1	63.0	—	63.0
	Other	91.4	(14.0)	77.4	34.1	(12.3)	21.8
		$4,245.5	$(950.6)	$3,294.9	$1,977.1	$(1,106.5)	$870.6
Total		$11,054.9	$(3,681.5)	$7,373.4	$5,863.8	$(3,637.4)	$2,226.4
(1)Includes previously recorded impairment charges of $635.5 million at June 30, 2023 (December 31, 2022 - $635.5 million).
(2)Includes previously recorded impairment charges of $173.4 million at June 30, 2023 (December 31, 2022 - $173.4 million).
(3)Includes previously recorded impairment charges of $386.1 million at June 30, 2023 (December 31, 2022 - $386.1 million).
(4)Includes previously recorded impairment charges of $37.0 million at June 30, 2023 (December 31, 2022 - $37.0 million).
(5)Manantial Espejo was placed on care and maintenance in January 2023. Morococha was classified as asset held for sale as at June 30, 2023.
(6)Acquisition properties (Note 4).

PAN AMERICAN SILVER CORP.	15

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
10. IMPAIRMENT

The Company's impairment expense for the three and six months ended June 30, 2023 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Impairment expense	$42.4	$99.1	$42.4	$99.1
Asset held for sale
On June 19, 2023, the Company entered into a binding agreement to sell its 92.3% interest in Compañia Minera Argentum S.A. (“CMA”), a Peruvian company which owns the Morococha mine.
Under the terms of the agreement the counterparty will acquire the shares of CMA in exchange for a cash consideration of $25.0 million (inclusive of a $5.0 million non-refundable deposit received in June 2023), payable upon closing of the transaction.
The completion of the transaction is subject to customary conditions and regulatory approval from the Peruvian National Institute for the Defense of Competition and Protection of Intellectual Property (“INDECOPI”), the transaction is expected to close in the third quarter of 2023.
As a result of this executed agreement the net assets of CMA, including the Morococha mine, meet the criteria, to be classified as held for sale. Accordingly, the CMA assets and liabilities at June 30, 2023 have been presented separately as current assets and liabilities held for sale, including $9.5 million of CMA cash held for sale (Note 24). A pre-tax impairment charge of $42.4 million ($33.3 million net of tax) has been recorded on the CMA net assets to bring the carrying value to the $25.0 million consideration amount to be received in exchange for the CMA shares.
Impairment testing
The Company reviews each of its cash generating units ("CGU"), represented by its principal producing mining properties and significant development projects, for indicators of impairment each period end. The CGU carrying amount for purposes of this assessment includes the carrying value of the mineral properties plant and equipment and goodwill less deferred tax liabilities and closure and decommissioning liabilities related to each CGU.
On June 30, 2022 the Company identified an impairment indicator in the Dolores Mine CGU due to the year-to-date 2022 silver and gold production being less than that expected by management, driven by an ore reconciliation shortfall experienced in a recent higher grade phase of the Dolores open pit, which is expected to affect production for the remainder of the year combined with inflationary pressures that have particularly affected this short-life asset. Accordingly, management completed a recoverable value assessment of the Dolores Mine CGU. As a result, the Company recognized an impairment expense of $99.1 million, against the carrying value of the CGU at June 30, 2022, and recorded an NRV adjustment of $55.4 million (Note 7) (Collectively, the "Dolores Impairment").
The recoverable amount was determined applying a fair value less cost to sell methodology based on future after-tax cash flows expected to be derived from Dolores Mine discounted with a 6% weighted average cost of capital, a Level 3 fair value measurement. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, production costs estimates and capital expenditures estimates. For the three and six months ended June 30, 2023, the Company's impairment testing incorporated the following key assumptions:

PAN AMERICAN SILVER CORP.	16

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
a)Pricing Assumptions
Metal pricing included in the cash flow projections is based on consensus analyst pricing. The metal price assumptions used in the impairment assessment were the following:

	At June 30, 2022
	2022-2025 Average	2026 and long-term
Gold (per ounce)	$1,802	$1,651
Silver (per ounce)	23.56	21.77
b)Additional Dolores-specific assumptions affecting the recoverable amount assessment
In 2022, the recoverable amount of the Dolores Mine CGU was negatively impacted by the following:
i) the updated mineral resource and remaining life of mine plan has a reduction in the assumed grades for a certain phase to be mined in 2022, this was informed by 2022 year-to-date silver and gold production being less than expected due to lower than expected grades encountered in this certain section of the open pit;
ii) inflationary pressures, which have particularly affected this shorter-life asset where most of the mining will be completed in the next two years;
iii) the suspension of underground mining operations in Q2 2022 due to inflationary cost pressures, and the subsequent reclassification of underground mineral reserves to mineral resources; and,
iv) a reduction in the expected duration of economic leaching to the year 2030.
11. LONG-TERM INVESTMENT

The following table shows a continuity of the Company's long-term investment, classified as financial assets measured at FVTOCI and equity investees:

	FVTOCI	Investment in Associate
Investment in Maverix Metals Inc.	Maverix	Maverix	Total
At December 31, 2021	$—	$77.4	$77.4
Equity pick-up from equity investees	—	0.4	0.4
Dividends received	—	(0.3)	(0.3)
Loss of significant influence	124.7	(77.5)	47.2
Investment revaluation reserve fair value adjustment	(3.5)	—	(3.5)
At December 31, 2022	$121.2	$—	$121.2
Investment revaluation reserve fair value adjustment	3.5	—	3.5
Maverix shares returned	(124.7)	—	(124.7)
Triple Flag shares received	53.0	—	53.0
Disposal of Triple Flag shares	(53.0)	—	(53.0)
At June 30, 2023	$—	$—	$—
Investment in Maverix:
On January 19, 2023, Triple Flag Precious Metals Corp. ("Triple Flag") and Maverix completed a plan of arrangement in which Triple Flag issued a total of 45.1 million common shares and $86.7 million in cash to former Maverix shareholders (the "Maverix Sale"). As a result, the Company received $58.8 million in cash and 4.0 million Triple Flag shares in exchange for its interest in Maverix comprised of 26.0 million common shares. On January 26, 2023, the Company sold its entire interest in Triple Flag for net proceeds of $46.5 million, including $1.3 million in commission fees.
On March 31, 2022, the Company determined that it no longer held significant influence over Maverix due to declining to exercise its right to nominate a representative to serve as a director on Maverix’s Board of Directors and accordingly the Company no longer has the power to participate in the financial and operating policy decisions

PAN AMERICAN SILVER CORP.	17

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
of Maverix. As a result, the Company recorded a $44.6 million gain concurrent with the redesignation of its investment in Maverix from Investment in Associate, accounted using the "equity method" whereby the Company's recorded into income its ownership proportion of Maverix estimated earnings, into a long-term financial asset recorded at FVTOCI.
The Company's share of Maverix income or loss was recorded based on its 17% interest up until March 31, 2022, representing the Company’s fully diluted ownership.
12. OTHER LONG-TERM ASSETS

Other long-term assets consist of:

	June 30, 2023	December 31, 2022
Long-term prepaids	$14.9	$—
Escrow funds	7.3	—
Other	3.4	3.0
Goodwill	2.8	2.8
	$28.4	$5.8
13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES A

Accounts payable and accrued liabilities consist of:

	June 30, 2023	December 31, 2022
Trade account payables(1)	$203.2	$88.8
Royalty payables	29.5	20.9
Other accounts payable and accrued liabilities	126.8	111.2
Payroll and severance liabilities	88.6	66.6
Value added tax liabilities	11.5	8.5
Other tax payables	31.2	12.0
	$490.8	$308.0
(1)No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

PAN AMERICAN SILVER CORP.	18

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
14. PROVISIONS

	2023	2022
Reclamation obligations, opening balance	$296.3	$242.9
Reclamation obligations from the Acquisition (Note 4)	238.7	—
Revisions in estimates and obligations	6.9	42.7
Expenditures	(8.4)	(4.2)
Accretion expense (Note 21)	15.8	14.8
Asset held for sale	(10.7)	—
Reclamation obligations, closing balance	$538.6	$296.2
Litigation	8.4	7.0
Litigation from the Acquisition (1)	34.6	—
Asset held for sale	(0.6)	—
Total provisions	$581.0	$303.2
(1)These provisions are from the Acquisition (Note 4) for various claims, largely in Brazil and Argentina for labour matters.

Provision classification:	June 30, 2023	December 31, 2022
Current	$44.3	$17.9
Non-current	536.7	285.3
	$581.0	$303.2
15. LEASES

Right-of-use Assets ("ROU")
The following table summarizes changes in ROU Assets for the six months ended June 30, 2023, which have been recorded in mineral properties, plant and equipment on the condensed interim consolidated statements of financial position:

Six months ended June 30, 2023
Opening net book value	$30.3
Additions	13.6
Yamana acquisition (Note 4)	65.9
Depreciation	(13.2)
Other	(3.7)
Closing net book value	$92.9
Lease obligations
The following table presents a reconciliation of the Company's undiscounted cash flows at June 30, 2023 and December 31, 2022 to their present value for the Company's lease obligations:

	June 30, 2023	December 31, 2022
Within one year	$48.4	$14.1
Between one and five years	62.2	17.6
Beyond five years	22.1	14.4
Total undiscounted lease obligations	132.7	46.1
Less future interest charges	(36.4)	(13.0)
Total discounted lease obligations	96.3	33.1
Less current portion of lease obligations	(38.8)	(13.6)
Non-current portion of lease obligations	$57.5	$19.5

PAN AMERICAN SILVER CORP.	19

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
16. DEBT

	December 31, 2022	Proceeds	Advances	Repayments	Interest	Acquisition (Note 4)	June 30, 2023
Senior note maturing December 2027	$—	$—	$—	$—	$0.5	$272.3	$272.8
Senior note maturing August 2031	—	—	—	—	2.3	402.9	405.2
SL-Credit Facility	160.0	300.0	—	(180.0)	—	—	280.0
Other loans (1)	33.7	—	3.0	(19.1)	0.5	62.9	81.0
Less: current portion	(13.7)						(25.0)
Non-current	$180.0	$300.0	$3.0	$(199.1)	$3.3	$738.1	$1,014.0
(1)The MARA Loan, construction loans in Chile, and short-term loans in Brazil were acquired via the Acquisition with effective interest rates of 5.5%, 6.1%, and 5.5%, respectively, and initially recorded at fair values of $37.0 million, $15.6 million and $10.3 million, respectively. Also includes Peruvian construction loans.

	December 31, 2021	Proceeds	Advances	Repayments	December 31, 2022
SL-Credit Facility	$—	$160.0	$—	$—	$160.0
Other	15.3	7.1	16.5	(5.2)	33.7
Less: current portion	(3.4)				(13.7)
Non-current	$11.9	$167.1	$16.5	$(5.2)	$180.0
Senior notes
As part of the Acquisition, the Company acquired the following Senior Notes: senior notes of $283 million in aggregate principal with a 4.625% coupon and maturing in December 2027; and senior notes of $500 million in aggregate principal with a 2.63% coupon and maturing in August 2031 (collectively, "Senior Notes"). These Senior Notes are unsecured with interest payable semi-annually. Each series of senior notes is redeemable, in whole or in part, at the Company's option, at any time prior to maturity, subject to make-whole provisions. The Senior Notes are accreted to the face value over their respective terms and were recorded at fair value upon acquisition using an effective interest rate of 5.52%.
SL-Credit Facility
The Company amended and upsized its SL-Credit Facility on March 30, 2023. The SL-Credit Facility was increased from its previous $500.0 million to $750.0 million and added a term loan of $500.0 million for use to complete the Yamana Acquisition if needed. The term loan expired unused on May 31, 2023. As of June 30, 2023, the Company was in compliance with all financial covenants under the $750 million revolving SL-Credit Facility, which had $470.0 million undrawn. The borrowing costs under the Company's SL-Credit Facility are based on the Company's leverage ratio subject to pricing adjustments based on the Company's sustainability performance ratings and scores based on the credit ratings from Moody's and S&P Global's at either: (i) SOFR plus 1.15% to 2.30% or; (ii) The Bank of Montreal's Base Rate on U.S. dollar denominated commercial loans plus 0.15% to 1.30%. Under the ratings based pricing, undrawn amounts under the SL-Credit Facility are subject to a stand-by fee of 0.23% to 0.46% per annum, dependent on the Company's credit rating and subject to pricing adjustments based on sustainability performance ratings and scores. The Company's SL-Credit Facility matures on August 8, 2025.
The Company paid an effective interest rate of 6.32% on the SL-Credit Facility during the three and six months ended June 30, 2023. During the three and six months ended June 30, 2023, the Company made a net draw of $120.0 million and a net repayment of $45.0 million (2022 - $nil and $nil) from the SL-Credit Facility, respectively. A portion of the funds were used to repay, in full, and cancel Yamana's revolving credit facility, under which $205.0 million had been drawn.
For the three and six months ended June 30, 2023, the Company incurred $0.4 million and $1.2 million (2022 - $0.5 million and $1.1 million, respectively) in standby charges on undrawn amounts and $14.7 million and $17.2 million (2022 - $0.2 million and $0.3 million, respectively) in interest, both included in interest and finance expense for the Senior Notes and SL-Credit Facility.

PAN AMERICAN SILVER CORP.	20

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Other loans
MARA Loan
In connection with the Acquisition, the Company acquired a $43.3 million USD denominated loan, which Yamana had used to purchase rights to additional resources at the MARA project. This loan requires the Company to make seven annual $6.3 million payments through to 2029 for a total of $43.8 million. As at June 30, 2023 the carrying value of the MARA Loan was $31.2 million (2022 - $nil).
Construction loans
From May 2022 to December 2022, the Company entered into Peruvian USD denominated promissory notes with a local financial institution in Peru, maturing in under 30 days, to provide short-term funding for the purpose of certain construction activities in advance of entering into term loans. In June 2021 and May 2022, the Company entered into Peruvian USD denominated five-year Loans with that same local financial institution for construction financing. The promissory notes bear a 5.6% interest rate per annum and the June 2021 loan bears a 3.6% interest rate per annum and requires quarterly repayments while the May 2022 loan bears 2.2% interest per annum and requires monthly repayments.
In connection with the Acquisition, the Company assumed Chilean CLP and USD denominated loans for construction financing with Banco Chile and Scotiabank. The construction loans bear interest between 2.1% and 11.98% per annum and require monthly payments.
As at June 30, 2023 the carrying value of all construction loans was $39.4 million (2022 - $33.7 million).
17. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	June 30, 2023	December 31, 2022
Deferred credit(1)	$20.8	$20.8
Deferred revenue(2)	13.6	13.9
Other tax payables	23.1	—
Severance liabilities(3)	59.2	6.3
Other long-term liabilities	6.3	—
	$123.0	$41.0
(1)Represents the obligation to deliver future silver production of Navidad pursuant to a silver stream contract.
(2)Represents the obligation to deliver 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage.
(3)Includes $52.0 million of Chilean severances, required by local labour laws, from the Acquisition (Note 4).
18. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS

a.Stock options and common shares issued as compensation ("Compensation Shares")
For the three and six months ended June 30, 2023, the total share-based compensation expense relating to stock options and compensation shares was $1.2 million and $2.5 million (2022 - $1.3 million and $2.6 million, respectively) and is presented as a component of general and administrative expense.
•Stock options
The Company did not grant any stock options during the three and six months ended June 30, 2023 or the comparative periods in 2022.
During the three and six months ended June 30, 2023, the Company did not issue any common shares in connection with the exercise of options (2022 – 26.8 and 53.7 common shares, respectively).

PAN AMERICAN SILVER CORP.	21

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
•Deferred Share Units
During the three and six months ended June 30, 2023 , the Company issued 109.0 DSUs to Directors in lieu of Directors' fees of $1.6 million (2022 - 14.7 common shares in lieu of fees of $0.3 million).
The following table summarizes changes in stock options for the six months ended June 30, 2023 and year ended December 31, 2022:

	Stock Options
	Options	Weighted Average Exercise Price CAD$
As at December 31, 2021	279	$21.38
Granted	192	22.95
Exercised	(80)	15.12
Expired	(4)	41.62
Forfeited	(10)	31.32
As at December 31, 2022	377	$23.01
Granted	—	$—
Exercised	—	—
Expired	—	—
Forfeited	—	—
As at June 30, 2023	377	$23.01
The following table summarizes information about the Company's stock options outstanding at June 30, 2023:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at June 30, 2023	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Outstanding as at June 30, 2023	Weighted Average Exercise Price CAD$
$17.53 - $23.03	291	5.1	$21.17	99	$17.72
$23.04 - $28.54	35	2.2	$25.35	35	$25.35
$28.55 - $34.04	44	5.4	$30.70	15	$30.70
$34.05 - $39.48	7	4.4	$39.48	7	$39.48
	377	4.8	$23.01	156	$21.64
b.PSUs
The Company recorded a $0.3 million and a $0.9 million expense for PSUs for the three and six months ended June 30, 2023 (2022 - $0.2 million recovery and $0.5 million expense, respectively) and is presented as a component of general and administrative expense.

PAN AMERICAN SILVER CORP.	22

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
At June 30, 2023, the following PSUs were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2021	218	$5.5
Granted	150	2.4
Paid out	(80)	(0.8)
Forfeited	—	—
Change in value	—	(2.3)
As at December 31, 2022	288	$4.8
Granted	203	3.5
Paid out	—	—
Forfeited	—	—
Change in value	—	(1.0)
As at June 30, 2023	491	$7.3
c.RSUs
The Company recorded a $0.3 million expense and a $1.4 million expense for RSUs for the three and six months ended June 30, 2023 (2022 - $0.2 million recovery and $1.1 million expense, respectively) and is presented as a component of general and administrative expense.
At June 30, 2023, the following RSUs were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2021	426	$10.7
Granted	341	5.6
Paid out	(198)	(3.4)
Forfeited	(17)	(0.3)
Change in value	—	(3.5)
As at December 31, 2022	552	$9.1
Granted	4	—
Paid out	—	—
Forfeited	(17)	(0.2)
Change in value	—	(0.8)
As at June 30, 2023	539	$8.1
d.Issued share capital
The Company is authorized to issue 400 million common shares without par value.
e.Dividends
The Company declared the following dividends for the six months ended June 30, 2023 and year ended December 31, 2022:

Declaration Date	Record Date	Dividend per common share
August 9, 2023(1)	August 21, 2023	$0.10
March 24, 2023	April 14, 2023	$0.10
February 22, 2023	March 6, 2023	$0.10
November 9, 2022	November 21, 2022	$0.10
August 10, 2022	August 22, 2022	$0.11
May 11, 2022	May 24, 2022	$0.12
February 23, 2022	March 7, 2022	$0.12
(1)These dividends were declared subsequent to the quarter ended June 30, 2023 and have not been recognized as distributions to owners during the period presented.

PAN AMERICAN SILVER CORP.	23

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
f.Contingent Value Rights ("CVRs")
As part of the acquisition of Tahoe Resources Inc. on February 22, 2019, the Company issued 313.9 million CVRs, with a term of 10 years, which are convertible into 15.6 million common shares upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of June 30, 2023 and December 31, 2022, there were 313.9 million CVRs outstanding which were convertible into 15.6 million common shares.
19. PRODUCTION COSTS

Production costs are comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Materials and consumables	$148.4	$104.9	$234.3	$199.9
Salaries and employee benefits(1)	140.2	72.5	212.1	152.5
Contractors	92.5	53.0	145.4	107.5
Utilities	16.7	13.9	29.5	30.0
Other expense	0.8	4.1	9.6	8.9
Changes in inventories(2)	6.7	39.9	5.2	68.3
	$405.3	$288.3	$636.1	$567.1
(1)Includes $8.0 million and $12.9 million of mine closure severances for the three and six months ended June 30, 2023 (2022 – $1.1 million and $8.0 million).
(2)Includes net realizable value recoveries of $2.8 million and $23.7 million for the three and six months ended June 30, 2023 (2022 – write-downs of $62.8 million and $77.2 million) and were included in cost of sales.
20. MINE CARE AND MAINTENANCE

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Escobal	$6.3	$6.2	$12.4	$12.9
Morococha(1)	4.2	4.9	13.2	6.9
Navidad	1.0	1.2	2.0	2.2
MARA	11.5	—	11.5	—
Manantial Espejo(2)	3.9	—	9.8	—
	$26.9	$12.3	$48.9	$22.0
(1)Includes $0.8 million and $6.7 million in mine closure severances for the three and six months ended June 30, 2023 (2022 - $nil).
(2)Includes $1.3 million in mine closure severances for the three and six months ended June 30, 2023 (2022 - $nil).
21. INTEREST AND FINANCE EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Interest expense	$18.5	$1.0	$21.3	$1.9
Finance fees	1.3	0.6	1.8	1.2
Accretion expense (Note 14)	9.9	3.7	15.8	7.4
	$29.7	$5.3	$38.9	$10.5

PAN AMERICAN SILVER CORP.	24

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
22. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended June 30,		2023		2022
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net loss for the period	$(46.8)			$(174.0)
Basic loss per share	$(46.8)	364,439	$(0.13)	$(174.0)	21,514	$(0.83)
Effect of Dilutive Securities:
Stock Options	—	—		—	—
Diluted loss per share	$(46.8)	364,439	$(0.13)	$(174.0)	210,514	$(0.83)
(1)Net earnings attributable to equity holders of the Company.

For the six months ended June 30,		2023		2022
	Earnings(1)	Shares	Per-Share Amount	Earnings(1)	Shares	Per-Share Amount
Net loss for the period	$(30.4)			$(97.5)
Basic loss per share	$(30.4)	287,985	$(0.11)	$(97.5)	210,489	$(0.46)
Effect of Dilutive Securities:
Stock Options	—	0.3		—	—
Diluted loss per share	$(30.4)	287,985	$(0.11)	$(97.5)	210,489	$(0.46)
(1)Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation were 278.0 thousand out-of-the-money options (2022 – 60.0 thousand) for the three and six months ended June 30, 2023. Also excluded for the three and six months ended June 30, 2023 were CVRs potentially convertible into 15.6 million common shares (2022 – CVRs potentially convertible into 15.6 million common shares).
23. SUPPLEMENTAL CASH FLOW INFORMATION

The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended June 30,		Six months ended June 30,
Other operating activities	2023	2022	2023	2022
Adjustments for non-cash income statement items:
Unrealized foreign exchange losses	$1.7	$3.7	$1.0	$6.0
Interest expense (Note 21)	18.5	1.0	21.3	1.9
Gains on derivatives (Note 5d)	(2.1)	(3.7)	(5.4)	(8.1)
Share-based compensation expense	1.3	1.3	2.5	2.6
Losses on sale of mineral properties, plant and equipment	1.9	0.5	1.7	0.7
	$21.3	$2.8	$21.1	$3.1

	Three months ended June 30,		Six months ended June 30,
Changes in non-cash operating working capital items:	2023	2022	2023	2022
Trade and other receivables	$5.5	$3.8	$42.1	$(8.6)
Inventories	(5.5)	(26.4)	14.8	(16.1)
Prepaid expenses	4.2	3.6	0.8	2.6
Accounts payable and accrued liabilities	(2.7)	0.2	(42.9)	(11.3)
Provisions	6.8	(0.9)	1.5	(1.2)
	$8.3	$(19.7)	$16.3	$(34.6)

PAN AMERICAN SILVER CORP.	25

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

Cash and cash equivalents	June 30, 2023	December 31, 2022
Cash in banks (1) (2) (3)	$367.5	$107.0
(1)Includes $192.9 million of cash held by, and to be specifically used by, the MARA Project which is therefore not available for general use by the other entities within the consolidated Company at June 30, 2023 (2022 - $nil).
(2)Includes $5.0 million of restricted cash received from the sale of CMA shares (Note 10).
(3)Excludes $9.5 million of CMA cash held for sale as at June 30, 2023 (Note 10).
24. SEGMENTED INFORMATION

The Company reviews its segment reporting to ensure it reflects the operational structure of the Company and enables the Company's Chief Operating Decision Maker ("CODM") to review operating segment performance. We have determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.
From the Acquisition (Note 4) on March 31, 2023, the Company included the following mines: Jacobina, El Peñon and Minera Florida in the Gold Segment, Cerro Moro in the Silver Segment, and the MARA project in the Other Segment. These mines and projects are included in the segmented disclosures below.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

For the three months ended June 30, 2023
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$27.3	$28.7	$5.1	$(6.5)	$15.0
Peru	Huaron	37.5	28.4	3.5	5.6	7.6
	Morococha (2)	—	—	—	—	0.1
Bolivia	San Vicente	21.5	17.2	2.3	2.0	1.2
Argentina	Manantial Espejo (2)	7.5	5.0	0.5	2.0	—
	Cerro Moro	60.0	39.2	9.5	11.3	9.0
Guatemala	Escobal	—	—	—	—	0.4
Total Silver Segment		153.8	118.5	20.9	14.4	33.3
Gold Segment:
Mexico	Dolores	67.0	32.6	29.9	4.5	2.5
Peru	Shahuindo	60.2	30.3	9.4	20.5	16.5
	La Arena	50.4	33.0	8.0	9.4	4.1
Canada	Timmins	64.6	49.6	10.2	4.8	8.3
Brazil	Jacobina	91.3	44.6	36.9	9.8	20.0
Chile	El Peñon	97.6	68.3	21.6	7.7	7.2
	Minera Florida	54.7	42.1	11.0	1.6	9.6
Total Gold Segment		485.8	300.5	127.0	58.3	68.2
Other segment:
Canada	Pas Corp	—	—	0.1	(0.1)	0.2
Argentina	Navidad	—	—	—	—	—
	MARA	—	—	—	—	18.6
Other	Other	0.3	0.3	2.0	(2.0)	1.5
Total		$639.9	$419.3	$150.0	$70.6	$121.8
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Manantial Espejo was placed on care and maintenance in January 2023. Morococha was classified as asset held for sale as at June 30, 2023.

PAN AMERICAN SILVER CORP.	26

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the three months ended June 30, 2022
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$34.6	$22.0	$4.9	$7.7	$22.7
Peru	Huaron	30.5	23.2	2.8	4.5	3.1
	Morococha (2)	(0.3)	(1.0)	—	0.7	0.3
Bolivia	San Vicente	26.1	20.2	3.1	2.8	3.4
Argentina	Manantial Espejo	27.4	32.5	7.0	(12.1)	1.6
Guatemala	Escobal	—	—	—	—	0.5
Total Silver Segment		118.3	96.9	17.8	3.6	31.6
Gold Segment:
Mexico	Dolores	74.9	107.9	31.7	(64.7)	11.6
Peru	Shahuindo	57.2	32.5	9.2	15.5	7.5
	La Arena	25.2	15.8	5.2	4.2	13.9
Canada	Timmins	64.9	44.8	9.8	10.3	10.1
Total Gold Segment		222.2	201.0	55.9	(34.7)	43.1
Other segment:
Canada	Pas Corp	—	—	0.1	(0.1)	0.1
Other	Other	—	(0.1)	0.5	(0.4)	0.5
Total		$340.5	$297.8	$74.3	$(31.6)	$75.3
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Morococha was placed on care and maintenance in February 2022.

PAN AMERICAN SILVER CORP.	27

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the six months ended June 30, 2023
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$70.9	$62.3	$10.8	$(2.2)	$27.9
Peru	Huaron	76.2	53.1	6.4	16.7	11.0
Peru	Morococha (2)	—	—	—	—	0.4
Bolivia	San Vicente	51.0	38.5	5.4	7.1	1.6
Argentina	Manantial Espejo (2)	31.2	28.6	1.7	0.9	0.2
	Cerro Moro	60.0	39.2	9.5	11.3	9.0
Guatemala	Pas Guatemala	—	—	—	—	0.7
Total Silver Segment		289.3	221.7	33.8	33.8	50.8
Gold Segment:
Mexico	Dolores	130.4	51.7	58.8	19.9	5.8
Peru	Shahuindo	143.2	71.2	22.6	49.4	27.4
	La Arena	91.3	57.7	15.1	18.5	4.9
Canada	Timmins	132.1	101.7	20.6	9.8	17.6
Brazil	Jacobina	91.3	44.6	36.9	9.8	20.0
Chile	El Peñon	97.6	68.3	21.6	7.7	7.2
	Minera Florida	54.7	42.1	11.0	1.6	9.6
Total Gold Segment		740.6	437.3	186.6	116.7	92.5
Other segment:
Canada	Pas Corp	—	—	0.2	(0.2)	0.3
Argentina	Navidad	—	—	—	—	—
	MARA	—	—	—	—	18.6
Other	Other	0.3	0.3	2.5	(2.5)	1.8
Total		$1,030.2	$659.3	$223.1	$147.8	$164.0
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Manantial Espejo was placed on care and maintenance in January 2023. Morococha was classified as asset held for sale as at June 30, 2023.

PAN AMERICAN SILVER CORP.	28

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

For the six months ended June 30, 2022
Segment/Country	Operation	Revenue	Production costs and royalties	Depreciation	Mine operating earnings (losses)	Capital expenditures(1)
Silver Segment:
Mexico	La Colorada	$79.3	$46.4	$10.1	$22.8	$35.1
Peru	Huaron	73.7	46.1	5.8	21.8	6.2
Peru	Morococha	22.0	21.2	2.3	(1.5)	0.7
Bolivia	San Vicente	43.0	33.0	5.1	4.9	6.3
Argentina	Manantial Espejo (2)	60.6	59.3	12.6	(11.3)	2.7
Guatemala	Escobal	—	—	—	—	0.8
Total Silver Segment		278.6	206.0	35.9	36.7	51.8
Gold Segment:
Mexico	Dolores	167.0	175.4	66.2	(74.6)	25.9
Peru	Shahuindo	123.3	65.6	19.9	37.8	14.2
Peru	La Arena	80.2	44.7	15.6	19.9	26.9
Canada	Timmins	131.3	94.9	20.1	16.3	20.5
Total Gold Segment		501.8	380.6	121.8	(0.6)	87.5
Other segment:
Canada	Pas Corp	—	—	0.2	(0.2)	0.2
Other	Other (2)	—	(0.2)	1.0	(0.8)	0.7
Total		$780.4	$586.4	$158.9	$35.1	$140.2
(1)Includes payments for mineral properties, plant and equipment and payment of equipment leases.
(2)Morococha was placed on care and maintenance in February 2022.

PAN AMERICAN SILVER CORP.	29

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

At June 30, 2023
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$392.4	$41.2	$351.2
Peru	Huaron	130.5	54.0	76.5
Bolivia	San Vicente	80.9	44.9	36.0
Argentina	Manantial Espejo (1)	19.5	19.4	0.1
	Cerro Moro	227.9	98.0	129.9
Guatemala	Escobal	288.0	15.4	272.6
Total Silver Segment		1,139.2	272.9	866.3
Gold Segment:
Mexico	Dolores	387.8	133.6	254.2
Peru	Shahuindo	620.2	192.9	427.3
	La Arena	366.8	143.3	223.5
Canada	Timmins	378.3	71.8	306.5
Brazil	Jacobina	2,349.9	523.8	1,826.1
Chile	El Peñon	1,158.5	350.7	807.8
	Minera Florida	230.2	100.9	129.3
Total Gold Segment		5,491.7	1,517.0	3,974.7
Other segment:
Canada	Pas Corp	53.8	300.8	(247.0)
Argentina	Navidad	193.4	2.2	191.2
	MARA	1,585.1	585.8	999.3
	Other (2)	499.0	874.4	(375.4)
Total		$8,962.2	$3,553.1	$5,409.1
(1)Manantial Espejo was placed on care and maintenance in January 2023.
(2)Includes asset held for sale.

At December 31, 2022
Segment/Country	Operation	Assets	Liabilities	Net assets
Silver Segment:
Mexico	La Colorada	$375.4	$52.0	$323.4
Peru	Huaron	122.5	51.5	71.0
	Morococha (1)	102.2	31.2	71.0
Bolivia	San Vicente	82.5	47.4	35.1
Argentina	Manantial Espejo (1)	47.8	40.5	7.3
Guatemala	Escobal	291.1	19.4	271.7
Total Silver Segment		1,021.5	242.0	779.5
Gold Segment:
Mexico	Dolores	415.1	155.8	259.3
Peru	Shahuindo	602.4	199.6	402.8
	La Arena	368.3	155.1	213.2
Canada	Timmins	382.0	68.0	314.0
Total Gold Segment		1,767.8	578.5	1,189.3
Other segment:
Canada	Pas Corp	179.0	182.9	(3.9)
Argentina	Navidad	193.9	2.6	191.3
	Other	86.3	40.9	45.4
Total		$3,248.5	$1,046.9	$2,201.6
(1)Morococha and Manantial Espejo were placed on care and maintenance in February 2022 and January 2023, respectively.

PAN AMERICAN SILVER CORP.	30

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)

	Three months ended June 30,		Six months ended June 30,
Product Revenue	2023	2022	2023	2022
Refined silver and gold	$552.6	$250.0	$831.5	$567.4
Zinc concentrate (1)	20.1	28.2	49.6	56.5
Lead concentrate (1)	35.8	36.4	89.0	85.3
Copper concentrate (1)	14.9	11.7	29.9	40.1
Silver concentrate (1)	16.5	14.2	30.2	31.1
Total	$639.9	$340.5	$1,030.2	$780.4
(1) Zinc, lead, copper and silver concentrates also include payable quantities of silver and gold.
25. INCOME TAXES

On March 31, 2023, the Company recorded $1.1 billion in deferred tax liabilities as a result of the Acquisition (Note 4) which was primarily due to the temporary differences between the fair value of acquired mineral properties, plant and equipment and the related acquired tax attributes.
Income tax recognized in net earnings is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Current income tax expense	$40.5	$11.8	$68.3	$42.2
Deferred income tax recovery	(54.8)	(4.9)	(73.9)	(23.9)
Income tax (recovery) expense	$(14.3)	$6.9	$(5.6)	$18.3
Income tax recognized as a component of the investment revaluation reserve is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Income tax expense related to long-term investments	—	—	$0.4	$—
Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which results in effective tax rates that vary considerably from the comparable period. The main factors that impacted the effective tax rate for the three and six months ended June 30, 2023 and the comparable periods for 2022 were changes in the recognition of certain deferred tax assets (most notably the impact caused by the Dolores impairment in Q2 2022), foreign exchange rate fluctuations, mining taxes paid, and withholding taxes remitted on payments from foreign subsidiaries. The Company expects that these and other factors will continue to cause fluctuations in effective tax rates in the future.

PAN AMERICAN SILVER CORP.	31

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
Reconciliation of Effective Income Tax Rate

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Loss before taxes and non-controlling interest	$(61.7)	$(166.7)	$(36.5)	$(78.5)
Statutory Canadian income tax rate	27.00%	27.00%	27.00%	27.00%
Income tax recovery based on above rates	$(16.7)	$(45.0)	$(9.9)	$(21.2)
Increase (decrease) due to:
Non-deductible expenditures	0.1	0.6	1.2	2.6
Foreign tax rate differences	(0.2)	(11.1)	2.5	(9.6)
Change in net deferred tax assets not recognized	11.0	8.9	21.8	(2.8)
Derecognition of deferred tax assets previously recognized (1)	—	50.3	—	50.3
Effect of other taxes paid (mining and withholding)	7.1	3.2	11.1	7.8
Effect of foreign exchange on tax expense	(29.2)	(0.1)	(45.2)	(11.6)
Non-taxable impact of foreign exchange	0.1	1.2	1.0	3.7
Changes to opening temporary differences	0.5	(0.3)	4.5	(1.5)
Impact of inflation	8.3	(0.9)	6.1	(1.5)
Other	4.7	0.1	1.3	2.1
Income tax (recovery) expense	$(14.3)	$6.9	$(5.6)	$18.3
Effective income tax rate	23.18%	(4.14)%	15.34%	(23.31)%
(1) Attributable to the loss of tax attributes as a result of the Dolores impairment (Note 9).

26. COMMITMENTS

The Acquisition included a commitment to Sandstorm Gold Ltd. ("Sandstorm") to deliver, for 30% of the spot silver price, 20% of the silver produced by Cerro Moro up to a maximum of 1.2 million ounces annually until 7 million ounces have been delivered, after which the Company is committed to deliver to Sandstorm 9% of the remaining life of mine silver production for 30% of the spot silver price.
The Acquisition also included a commitment to Sandstorm for a 0.25% NSR on Minera Agua Rica LLC with an option, for an additional payment between $135 million and $225 million, to convert it into a gold stream with the right to purchase 20% of the gold produced at MARA for the life of the mine for 30% of the spot price of gold.
Also included with the Acquisition were commitments for construction activities at its sites and projects, which were approximately $19.5 million at June 30, 2023.
27. CONTINGENCIES

The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. Since December 31, 2022, there have been no significant changes to these contractual obligations and commitments other than the new liabilities and provisions assumed as described in the purchase price allocation table included in the Acquisition (Note 4).
28. RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. Maverix ceased to be a related party after March 31, 2022 after the Company determined that it no longer held significant influence (Note 11). There were no other related party transactions for the three and six months ended June 30, 2023 and 2022.

PAN AMERICAN SILVER CORP.	32

Notes to the Condensed Interim Consolidated Financial Statements
As at June 30, 2023 and December 31, 2022, and for the
three and six months ended June 30, 2023 and 2022
(unaudited with tabular amounts in millions of U.S. dollars and thousands of shares, options, and warrants except per share amounts, unless otherwise noted)
29. SUBSEQUENT EVENTS

On July 31, 2023, the Company announced the divestiture of certain non-core assets, including the sale of our interest in the MARA project in Argentina and the Agua de la Falda project in Chile.
Pan American has entered into a binding agreement to sell its 56.25% interest in the MARA Project, located in the Catamarca province of Argentina, to Glencore International AG ("Glencore"). Under the terms of the agreement, at closing Glencore will pay $475 million, in cash, and will grant Pan American a life-of-mine copper net smelter return ("NSR") royalty of 0.75%, with the right for Pan American to freely transfer the royalty. The closing of the transaction is subject to customary conditions and regulatory filings. Pan American expects the transaction to be completed in the third quarter of 2023.
Pan American has also entered into a binding agreement with Rio Tinto Mining & Exploration Ltd. Agencia en Chile SPA ("Rio Tinto"), a subsidiary of Rio Tinto Limited, to sell its 57.75% interest in Agua de la Falda S.A. ("ADLF"), a Chilean company that holds the historical Jeronimo project, located in the Atacama region of northern Chile, as well as several adjoining concessions, that are indirectly wholly owned by Pan American. Under the terms of the agreement, Rio Tinto will pay $45.55 million, in cash, upon closing and will grant Pan American a NSR royalty of 1.25% on all precious metals and a NSR royalty of 0.2% on all base metals, on a pro rata basis in accordance with the interest acquired by Rio Tinto, on production from certain mineral concessions.The closing of the transaction is subject to the execution of definitive documentation and customary conditions. No regulatory approvals or filings are expected. Pan American expects the transaction to be completed in the third quarter of 2023.

PAN AMERICAN SILVER CORP.	33